Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Keynote Systems, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-107442, 333-85242, 333-73244, 333-47980, and 333-87791) on Form S-8 of Keynote Systems, Inc. of our report dated June 9, 2006, with respect to the balance sheets of SIGOS Systemintegration GmbH as of December 31, 2005 and 2004 and the related statements of income and cash flows for each of the years in the two-year period ended December 31, 2005, which report appears in this amended Current Report on Form 8-K/A of Keynote Systems, Inc. Our report states that accounting principles generally accepted in Germany vary in certain significant respects from accounting principles generally accepted in the United States of America and refers to information about the nature and effect of such differences.

/s/ KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Nuremberg, Germany

June 16, 2006